HEARST CORPORATION PROPOSES TO ACQUIRE REMAINING PUBLIC STAKE IN HEARST-ARGYLE TELEVISION
Proposed Price of $4.00 in Cash per Share
NEW YORK, March 25, 2009—Hearst Corporation announced today that it intends to make a tender offer for all of the outstanding shares of Series A Common Stock of Hearst-Argyle Television, Inc. (NYSE: HTV) not already owned by Hearst for $4.00 per share in cash. The offer price represents a premium of approximately 91% over the closing price of the shares on March 24, 2009, and a premium of approximately 125% above the average closing price of the shares for the 20 trading days immediately preceding March 24. Following the completion of the tender offer, Hearst intends to acquire the remaining shares not already owned by it through a “short form” cash merger at the same per share cash price paid in the tender offer.
Hearst, through its wholly-owned subsidiaries, currently owns approximately 67% of the outstanding shares of Series A Common Stock and 100% of the outstanding shares of Series B Common Stock, representing in the aggregate approximately 82% of both the outstanding equity and general voting power of Hearst-Argyle. Following the transaction, Hearst-Argyle will become a wholly-owned subsidiary of Hearst.
ABOUT THE PROPOSED SHARE ACQUISITION
The offer will be irrevocably conditioned upon the tender of a majority of the outstanding shares of Series A Common Stock not held by Hearst or its related persons. If that condition is satisfied and Hearst buys the tendered shares, upon the conversion of all of Hearst’s shares of Series B Common Stock into Series A Common Stock, Hearst will own more than 90% of the outstanding shares of Series A Common Stock and as a result will be entitled to use the “short-form” merger procedure to acquire the remaining shares of Hearst-Argyle not owned by Hearst. Hearst intends to use that procedure promptly after the completion of the tender offer to acquire the remaining shares at the same cash price paid in the tender offer. Neither the tender offer nor the subsequent merger will be conditioned on Hearst obtaining any financing.
Hearst expects to commence the tender offer in mid April 2009. Offering materials will be mailed to Hearst-Argyle stockholders and Hearst will file all necessary information with the United States Securities and Exchange Commission. The commencement and completion of the tender offer and, if the tender offer is completed, the consummation of the merger, do not require any approval by Hearst-Argyle’s board of directors and Hearst has not asked Hearst-Argyle’s board of directors to approve the tender offer or the merger. Under applicable law, Hearst-Argyle will be required to file with the SEC a statement as to its position on the offer as well as other required information within 10 business days of the date on which the offer is commenced.
Hearst has advised Hearst-Argyle’s board of directors of its plans for the tender offer and the merger in a letter sent today, a copy of which is attached to this press release.
Lazard is acting as financial advisor to Hearst in connection with the offer.

ABOUT HEARST CORPORATION
Hearst Corporation (www.hearst.com) is one of the nation’s largest diversified media companies. Its major interests include ownership of 15 daily and 49 weekly newspapers, including the Houston Chronicle, San Francisco Chronicle and Albany Times Union; as well as interests in an additional 43 daily and 72 non-daily newspapers owned by MediaNews Group, which include the Denver Post and Salt Lake Tribune; nearly 200 magazines around the world, including Good Housekeeping, Cosmopolitan and O, The Oprah Magazine; 29 television stations through Hearst-Argyle Television (NYSE:HTV) which reach a combined 18% of U.S. viewers; ownership in leading cable networks, including Lifetime, A&E, History and ESPN; as well as business publishing, including a minority joint venture interest in Fitch Ratings; Internet businesses, television production, newspaper features distribution and real estate.
NOTICE FOR HEARST-ARGYLE TELEVISION STOCKHOLDERS
Hearst-Argyle stockholders and other interested parties are urged to read Hearst’s tender offer statement and other relevant documents filed with the SEC when they become available because they will contain important information. Hearst-Argyle stockholders will be able to receive such documents free of charge at the SEC’s web site, www.sec.gov, or from Hearst’s web site, www.hearst.com.
FORWARD-LOOKING STATEMENTS WARNING
This news release contains forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. The statements are based upon Hearst’s current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. There can be no assurances that any transaction will be consummated. Actual results could differ materially from what is expressed or forecasted in this news release. Some of the relevant risk factors are discussed in Hearst-Argyle’s Annual Reports on Form 10-K and other reports that have been filed by Hearst-Argyle with the SEC. Hearst disclaims any obligation to update or revise the information in this news release based on new information or otherwise.
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March 25, 2009
Board of Directors
Hearst-Argyle Television, Inc.
300 West 57th Street
New York, New York 10019
Ladies and Gentlemen:
We are pleased to advise you that we intend to offer to acquire all of the outstanding shares of Series A Common Stock of Hearst-Argyle Television, Inc. that we do not currently own at a price per share of $4.00 in cash. This offer represents a premium of approximately 91% over the closing price of the shares on March 24, 2009, and a premium of approximately 125% over the average closing price of the shares for the 20 trading days immediately preceding March 24. We believe that our offer is fair to the public shareholders of Hearst-Argyle because, among other things, it provides immediate liquidity at an attractive premium to market.
As you know, we commenced a similar offer on September 14, 2007, which expired on October 12, 2007 and did not result in any shares being acquired by us because the conditions to our offer were not satisfied. Following the expiration of that offer, we decided that we would no longer seek to acquire all of the shares not already owned by us.
As you also know, on December 6, 2007, we announced our intention to engage in open-market and privately-negotiated purchases of up to 8 million shares of Series A Common Stock, which would increase our ownership to approximately 82% (on a fully-diluted basis) and allow us to consolidate Hearst-Argyle with our other operations for U.S. federal income tax purposes. As a result of these purchases and as disclosed in our Schedule 13D filing with the SEC on August 6, 2008, we now own approximately 82% of Hearst-Argyle (on a fully-diluted basis). All of our purchases during that period were conducted in the open market at prevailing market prices at the time of the transaction, and we have not purchased any additional shares since the date of that filing.
Recently, several factors have combined to cause us to reconsider our decision to forego the acquisition of the remaining publicly-held shares of Series A Common Stock. First, the substantial recent changes in the financial markets as well as in the media markets in which Hearst-Argyle operates have focused our attention on Hearst-Argyle’s capital structure, its relatively high level of indebtedness and its ability to refinance its debt on acceptable terms as it matures. We believe that if Hearst-Argyle were a wholly-owned subsidiary of Hearst it would more readily be able to navigate the troubled waters in which we find ourselves. Second, we have held discussions with the representative of a large unaffiliated shareholder of Hearst-Argyle, Private Capital Management, L.P. We believe that accounts advised by Private Capital hold over 7 million shares of Series A Common Stock. In our discussions, we were told that Private Capital is supportive of a transaction of the type we are proposing today. While Private Capital doubtless will wish to take into account your views in deciding how to respond to our tender offer, we understand from our communications that Private Capital is in principle supportive of a transaction at the price we now propose.
We intend to structure our proposed transaction as a cash tender offer made directly to the holders of shares of Series A Common Stock. Under federal securities law, you will be required to consider the offer and communicate with the holders of Series A Common Stock concerning your views regarding the offer. We expect that you will form a special committee of independent directors, as you did in response to our September 2007 offer, to consider our offer and make a recommendation to your shareholders regarding our offer. Our directors and executive officers who sit on your board will support the creation of a special committee. As it did in connection with our September 2007 offer, we expect that your special committee will retain its own legal and financial advisors to help it consider its position with respect to our offer. We intend to commence the tender offer in mid April. This will give you sufficient time to form a special committee and for the committee to hire advisors and begin its analysis. We believe that by proceeding with a tender offer Hearst-Argyle’s public shareholders will be able to receive payment for their shares earlier than would be the case if we sought to negotiate a merger agreement.
While we believe our proposal merits the support of the special committee, our proposal is not conditioned upon the special committee recommending or approving our offer.
The tender offer will be irrevocably conditioned upon the tender of a majority of the shares not owned by us or certain persons related to us. If that condition is satisfied and we buy the tendered shares, after converting our shares of Series B Common Stock we will own more than 90% of the outstanding shares of Series A Common Stock and will be entitled to use the “short-form” merger procedure to acquire any remaining shares of Series A Common Stock that we do not own. We intend to use that procedure promptly after the completion of the tender offer to acquire any remaining shares at the same per share paid in the offer. There will be no financing contingency associated with the tender offer.

A copy of the press release announcing the tender offer is enclosed for your information. We expect to make this release public later today. Please call me if you have any questions.
Sincerely yours,
Frank A. Bennack, Jr.
Enclosure
Contacts
Hearst Corporation
Paul J. Luthringer, 212-649-2540
pluthringer@hearst.com